AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                   SCHEDULE TO
                                 (RULE 14D-100)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                             VODAVI TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))
                                   ----------
                        VODAVI TECHNOLOGY, INC. (OFFEROR)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                                   ----------
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   92857V 10 2
                      (CUSIP Number of Class of Securities)
                                   ----------
                                GREGORY K. ROEPER
                             VODAVI TECHNOLOGY, INC.
                        4717 E. HILTON AVENUE, SUITE 400
                             PHOENIX, ARIZONA 85034
                                 (480) 443-6000
      (name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                   ----------
                                 WITH A COPY TO:
                              ROBERT S. KANT, ESQ.
                              SCOTT K. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                        2375 E. CAMELBACK ROAD, SUITE 700
                             PHOENIX, ARIZONA 85016
                                 (602) 445-8000
                                   ----------
                            CALCULATION OF FILING FEE
================================================================================
     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $2,400,000                                          $480
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*    Estimated  for purposes of  calculating  the amount of the filing fee only.
     This amount assumes the purchase of 1,000,000 shares of common stock, par value $.001 per share, at the tender offer price of $2.40 per share in cash.
[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $480
                             ---------------------------------------------------
     Form or Registration No.: Schedule TO (File No. 5-49332)
                               -------------------------------------------------
     Filing Party: Issuer
                   -------------------------------------------------------------
     Date Filed: May 9, 2003
                 ---------------------------------------------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment") relates to the offer by Vodavi Technology, Inc., a Delaware corporation, to purchase 1,000,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn, at a price of $2.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2003 (as may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which has been previously filed as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which has been previously filed as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all the items of Schedule TO, as amended, except as otherwise set forth below.

     The Offer to Purchase is hereby amended and supplemented as follows:

     1. The cover page of the Offer to Purchase is hereby amended and supplemented by amending and restating the legend within the box to read as follows:

     "OUR OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 5:00 P.M., MDT (DENVER TIME), ON MONDAY JUNE 9, 2003, UNLESS OUR OFFER IS EXTENDED. WE MAY EXTEND OUR OFFER PERIOD AT ANY TIME."

     2. The text of the first bullet point under "Summary -- How Long Do I Have to Decide Whether to Tender My Shares in the Offer? Can Vodavi Extend the Offer Past the Initial Expiration Date?" is hereby amended and supplemented by amending and restating the text of the first bullet point beneath the caption to read as follows:

     o You may tender your shares until our offer expires. Currently, our offer is scheduled to expire at 5:00 p.m. MDT (Denver time), on Monday, June 9, 2003. If your shares are held by a nominee or broker, they may have an earlier deadline for accepting the offer.

     3. The first sentence in the second paragraph under Section 1 of the Offer to Purchase, "Number of Shares; Proration" (page 3) is hereby amended and restated in its entirety as follows:

     "For purposes of our offer, the term "expiration date" means 5:00 p.m. MDT (Denver time), on Monday June 9, 2003, unless and until we in our sole discretion extend the period of time during which our offer will remain open."

     The Letter of Transmittal is hereby amended and supplemented as follows:

     1. The legend contained on the cover page of the Letter of Transmittal is hereby amended and restated to read as follows:

     "THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M. MDT (DENVER TIME), ON MONDAY, JUNE 9, 2003, UNLESS THE OFFER IS EXTENDED."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        VODAVI TECHNOLOGY, INC.


                                        By: /s/ Gregory K. Roeper
                                            ------------------------------------
                                            Name: Gregory K. Roeper
                                            Title: Chief Executive Officer
                                            Date: May 28, 2003